Jodie M. Bourdet T: +1 415 693 2054 jbourdet@cooley.com	VIA EDGAR AND FEDEX

June 11, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Atara Biotherapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted May 22, 2014
CIK No. 0001604464

Dear Mr. Riedler:

On behalf of Atara Biotherapeutics, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated June 4, 2014 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted on May 22, 2014. We are today electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”). We are also sending a copy of this letter and the Amended Registration Statement in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement submitted on May 22, 2014, to the Staff as a courtesy.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Notes to Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation and Recapitalization, page F-8

1.	Please refer to your response to prior comment 30. Disclose the reason that you accounted for the Recapitalization as a combination of businesses under common control since the businesses were under common ownership and management and not under common control. If the reason is because the Recapitalization lacked substance, disclose the basis for this conclusion.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

U.S. Securities and Exchange Commission

June 11, 2014

Page Two

The language to Note 2 of the combined and consolidated financial statements on page F-8 of the Amended Registration Statement has been revised to disclose the basis for the Company’s conclusion that the Recapitalization lacked substance.

Stock-based compensation expense, page F-13

2.	Please provide us additional information to support the significant increase in valuation from $2.06 at January 8, 2014 to $6.61 at March 31, 2014. Please include the probability percentages applied to each scenario for the March 31, 2014 valuation and how you concluded they were reasonable. Please clarify how you concluded the assumptions used for the January 8, 2014 valuation were reasonable particularly considering that you issued Series B preferred stock in November 2013 and January 2014 for approximately $6.12 per share.

The critical factors leading to the increase in value between January 8, 2014 and March 31, 2014 were achievement of significant operational milestones, combined with a favorable market for initial public offerings, which led the Board to pursue a near-term initial public offering (“IPO”) in March 2014. As a result, the Company changed its valuation methodology from the Option Pricing Model Backsolve Method (“OPM”) used in the January 8, 2014 valuation to the hybrid method that includes both the probability-weighted expected return method (“PWERM”) and the OPM used at March 31, 2014.

As of December 31, 2013, the Company was in the process of concluding its Series B financing. During the Series B financing process, the Company marketed the deal to a number of institutions and added three significant new investors. At that time, management believed that the proceeds from the Series B financing, combined with cash on hand, were sufficient to meet operating objectives through 2015. Management intended to explore additional financing and strategic alternatives in mid-2015 based upon future clinical data and operational progress. Due to the lack of certainty around the timing and form of these alternatives, together with the concurrent arms-length Series B financing transaction that concluded in January 2014, management determined that the OPM was the most appropriate valuation methodology for calculating the Company’s enterprise value and allocating that value between the various classes of equity.

The OPM valuation methodology resulted in a lower per share value allocated to the Company’s common shares as compared to the price paid for the Series B convertible preferred shares. The resulting common share value is due to the underlying Black Scholes calculation that allocates value to the dividend, liquidation preference and control features of the preferred shares. The two most significant assumptions used in the January 8, 2014 valuation were expected volatility and years to exit. The computation of expected volatility was based on the historical volatility of a representative group of public biotechnology and life sciences companies, which management believes reasonably reflect the Company’s expected volatility. The assumption of years to exit was 1.63 years, which reflected management’s expectations in January 2014.

During the first quarter of 2014, there were three significant business events that expanded the Company’s financing and liquidity options:

1.	First dosing of Pinta 745 in chronic kidney disease (“CKD”) patients — The Company commenced its clinical trial in CKD patients for Pinta 745 during the first quarter of 2014, with six patients enrolled as of March 31, 2014. During this period, the Company successfully transitioned from pre-clinical research operations to become a clinical-stage biopharmaceutical company.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

U.S. Securities and Exchange Commission

June 11, 2014

Page Three

2.	Positive test data on clinical supply for STM 434 — As part of the Company’s license agreement with Amgen, the Company received drug substance intermediates from Amgen that the Company transferred to its third-party contract manufacturer for use in manufacturing clinical supplies of STM 434. There was significant risk that these intermediates would prove to be unusable as they had been stored in a frozen state for nearly four years prior to the transfer. If this had occurred, the Company would have been required to manufacture its own intermediates, thus delaying its Phase 1 study by up to 18-24 months. During February 2014, the Company’s contract manufacturer completed its manufacturing process and test results indicated that the manufactured supply of STM 434 was suitable for use in clinical studies, which at the time were planned to commence in 2014.

3.	Commenced the initial manufacturing transfer on ATA 842 — The transfer of knowledge and materials from Amgen to the Company’s contract manufacturer in January 2014 was an important first step in creating drug supply to support IND-enabling studies for this product candidate.

Based upon achievement of these significant operational milestones, combined with a favorable IPO market, management and the Board began to consider the feasibility of an IPO in 2014. The Company chose investment bankers and initiated the IPO process in March 2014. Given these developments, management concluded that the Company’s path to a liquidity event could now be reasonably predicted and it would be appropriate to consider using a probability-weighted expected return method to value the Company’s common stock. However, because the Company’s exit outlook would be significantly impacted by the performance of the financial markets and the Company could continue to operate as a private company for the foreseeable future, management concluded that the hybrid method would most accurately determine the value of the Company’s common stock at March 31, 2014.

In the hybrid model, the Company considered the following four scenarios:

Scenario #	Scenario	Probability Weight	Median Company Value ($000s)
1	IPO Not Completed	10%	$128,500
2	IPO Completed July 2014	35%	$183,000
3	IPO Completed April 2015	30%	$251,000
4	IPO Completed December 2015	25%	$262,000

In determining the weighting of the four scenarios, the Company gave consideration to the following two factors:

1.	Market volatility — The IPO market for biotechnology stocks has shown significant volatility over the last twelve months, which could impact the timing of an IPO.

2.	Cash position of the Company — The Company had just completed its Series B financing and had $62 million of cash and short-term investments at March 31, 2014. Consequently, management concluded that it had sufficient financial resources to continue its near-term operating goals and could delay an IPO if market conditions were unfavorable.

Based upon the consideration of these factors, management determined that it was unlikely that the Company would be unable to complete an IPO in the next 18-24 months. Therefore, management weighted scenario #1 at 10% to reflect this likelihood. The other three scenarios were weighted relatively equally, with a slightly higher probability given to a near-term IPO transaction because of recent market conditions.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

U.S. Securities and Exchange Commission

June 11, 2014

Page Four

It should also be noted that through March 31, 2014, all of the Company’s stock-based awards were considered non-employee awards and were re-measured at the end of each accounting period. Accordingly, the stock-based compensation expense included in the Company’s combined and consolidated Statement of Operations and Comprehensive Loss through March 31, 2014 reflects the re-measurement of restricted stock awards to the March 31, 2014 fair value of $6.61.

Please contact me at (415) 693-2054 or Kenneth L. Guernsey at (415) 693-2091 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jodie M. Bourdet

Jodie M. Bourdet

cc:	Isaac E. Ciechanover, M.D., Atara Biotherapeutics, Inc.
Kenneth L. Guernsey, Cooley LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com